UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-233069 and 333-221462) of ObsEva SA, or the Company, (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-249457, 333-231629 and 333-216170) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

The matters discussed in this Report on Form 6-K include forward-looking statements that involve risks or uncertainties. These statements are neither promises nor guarantees, but are based on various assumptions by management regarding future circumstances, over many of which the Company has little or no control. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results. A number of important risks and uncertainties, including those identified in the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, or the Annual Report, filed with the Securities and Exchange Commission on March 5, 2021, which are incorporated herein, could cause the Company’s actual results to differ materially from those in these forward-looking statements. Other than the factors set forth below, there are no material changes to the risk factors previously disclosed in the Annual Report.

The availability or incurrence of debt may impact our financial position and may subject us to additional financial and operating restrictions.

In October 2021, we entered into a convertible note financing agreement, or the Note Agreement, with certain funds and accounts managed by JGB Management, Inc., or JGB, which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. The last four tranches may be drawn at the Company’s option. The availability of each of the nine tranches will be subject to the Company meeting certain conditions, including, among others, that the Company’s volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date. The second tranche will be funded 135 days following the initial closing and each subsequent tranche will be funded 90 days after the preceding tranche. The Company’s overall leverage and certain covenants and obligations contained in the related documentation could adversely affect its financial health and business and future operations by, among other things:

•	making it more difficult to satisfy its obligations, including under the terms of the Note Agreement;

•	limiting its ability to refinance its debt on terms acceptable to the Company or at all;

•	limiting its flexibility to plan for and adjust to changing business and market conditions and increasing its vulnerability to general adverse economic and industry conditions;

•	limiting its ability to use our available cash flow to fund future acquisitions and to make dividend payments; and

•	limiting its ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

In addition, the Note Agreement is secured by an account control agreement in favor of JGB, and the Company is obligated to maintain a minimum cash amount of $25 million in such deposit account, subject to additional incremental increases totaling $27.0 million in aggregate depending on the amount of debt outstanding under the Note Agreement. The Company’s obligations under the Notes are guaranteed by all of the Company’s subsidiaries pursuant to a corporate guaranty agreement entered into in connection with the Note Agreement. Upon the occurrence and during the continuance of an event of default, JGB may declare all outstanding principal and accrued and unpaid interest under the notes immediately due and payable and exercise the other rights and remedies provided for under the notes, the Note Agreement and related loan documents.

We have not generated any revenues, have a history of losses and expect to incur substantial future losses. Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern. If we are unable to obtain additional capital, we may not be able to continue our operations on the scope or scale as currently conducted, and that could have a material adverse effect on our business, results of operations and financial condition.

Since inception, we have experienced recurring operating losses and negative cash flows from operating activities, and have significant accumulated deficit. We expect to continue to generate operating losses for the foreseeable future. As of September 30, 2021, we had cash and cash equivalents of $62.9 million and subsequent to September 30, 2021, we received additional proceeds as part of the convertible note financing agreement (the “Note Agreement”) we entered into with certain funds and accounts managed by JGB Management, Inc. The Note Agreement is structured to provide $135 million in borrowing capacity, available in nine tranches, with the first tranche being funded at the initial closing in October 2021. The subsequent tranches under the Note Agreement will be available subject to us meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price”). The availability of future funding under the Note Agreement is dependent on whether the Minimum Stock Price condition will be met at future tranche dates. Accordingly, these proceeds from the Note Agreement were not considered in our going concern assessment. Without such funding considered, our current cash and cash equivalents will not be sufficient to fund our operations and meet all of our obligations as they fall due for at least one year from the date of the issuance of these unaudited condensed consolidated financial statements and, as a result, there is substantial doubt regarding our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated November 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: November 4, 2021	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer